                                                   File Number 70-8703

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and
the parent of the other parties)

CNG ENERGY SERVICES CORPORATION
CNG PRODUCTS AND SERVICES, INC.
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania  15244-0746


Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President	N. F. CHANDLER, General Attorney
   and General Counsel	  Consolidated Natural Gas
Consolidated Natural Gas Company	  Service Company, Inc.
CNG Tower	CNG Tower
625 Liberty Avenue	625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199	Pittsburgh, Pennsylvania  15222-3199


						With a copy to:

						Gary W. Wolf, Esq.
						Cahill Gordon & Reindel
						Eighty Pine Street
						New York, NY  10005


       2                                              File Number 70-8703


SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


     Consolidated et al. hereby restates the Form U-1 under the above file number in its entirety as follows.

Item 1.  Description of Proposed Transaction

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.


INTRODUCTION

     Consolidated Natural Gas Company ("Consolidated") is a public utility holding company registered as such under the Public Utility Holding Co. Act of 1935 ("Act" or "1935 Act"). It is engaged solely in the business of owning and holding all of the outstanding securities of sixteen subsidiaries. These subsidiary companies are primarily engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations.
	This application-declaration ("Application") contains the request of Consolidated and two of its wholly-owned subsidiaries, CNG Energy Services Corporation ("Energy Services") CNG Products and Services, Inc.

("CNG Products"), for various authorizations to effect a restructuring of a group of companies in the Consolidated Natural Gas System ("CNG System" or "System") which are in the non-utility energy business. The resulting configuration would cause this part of the CNG System (the "Energy Services Group") to more substantially conform with its managerial reporting structure.


PROPOSED RESTRUCTURING TRANSACTIONS

	The proposed restructuring of the Energy Services Group would be effected through the following steps.

	(1) CNG PRODUCTS BECOMES DIRECT SUBSIDIARY OF CONSOLIDATED. By order dated August 28, 1995, HCAR No. 26363, File No. 70-8577, Consolidated and Energy Services were authorized to form CNG Products (then called CNG
Special Products and Services, Inc.). All of the issued and outstanding common stock of CNG Products are at this time owned by Energy Services.
The current and anticipated activities of CNG Products are now perceived to be more oriented towards providing services or products to customers of the local distribution companies in the CNG System. As such, the operations of CNG Products is under the administrative supervision of the Senior Vice President, Distribution of Consolidated. It is accordingly deemed appropriate that the ownership of CNG Products be transferred from Energy Services to Consolidated. Such transfer would occur in the form of a dividend by Energy Services to Consolidated of all of the outstanding common stock of CNG Products.

     (2) CNG PRODUCTS ACQUIRES ASSETS OF NATURAL GAS VEHICLES DIVISION AND STOCK OF CNG TECHNOLOGIES, INC. FROM CNG POWER By Commission order dated August 27, 1992, HCAR No. 25615, File No. 70-7845, Consolidated was authorized to provide up to $25 million to CNG Power, through December 31, 1997, for it to engage in natural gas vehicle activities. By Commission order dated December 21, 1990, HCAR No. 25224, File No. 70-7761, Consolidated through CNG Power, was authorized to form CNG Technologies, Inc. ("CNGT") and to invest up to $2,000,000 in CNGT for it to acquire limited partnership interests in a gas industry fund created to invest in smaller companies developing new technologies to enhance the supply, transportation and utilization of natural gas. In order to have CNG Power's activities more concentrated in independent power production, it is proposed to move the present Natural Gas Vehicle Division ("Division") of CNG Power and the outstanding shares of common stock of CNGT to CNG Products after it becomes a direct subsidiary of Consolidated. The transfer of this Division would be effected through a dividend of the assets of such division to Consolidated, with subsequent transfer of the same to CNG Products as a contribution of capital by Consolidated. CNG Products would also succeed CNG Power as the recipient of the authorizations granted under the Commission's order of August 27, 1992 referred to above. The transfer of the CNGT stock would be effected through a sale by CNG Power of such stock to CNG Products at its net book value, which was $1,994,000 at October 8, 1995. Request is made for CNG Products to obtain the funds for such acquisitions by selling up to 220 shares of its common stock at its par value of $10,000 per share to Consolidated.

	(3) CNG MARKET CENTER SERVICES, INC. BECOMES DIRECT SUBSIDIARY OF CONSOLIDATED All of the issued and outstanding shares of common stock of CNG Market Center Services, Inc., ("CNG Market Center") are owned by CNG Power. CNG Power was authorized to acquire such shares by Commission order dated October 21, 1994, HCAR No. 26148, File No. 70-8447. As part of the movement of CNG Power from being a direct subsidiary of Consolidated to being a direct subsidiary of Energy Services, CNG Power will need to transfer as a dividend to Consolidated its ownership of all of the issued and outstanding shares of common stock of CNG Market Center. This is necessary in order to maintain certain business efficiencies and provide maximum flexibility in CNG Market Center's operations that would not be available if the market center business of the CNG System were to be under Energy Services, the marketing company of the System.
	(4) CNG POWER COMPANY BECOMES SUBSIDIARY OF ENERGY SERVICES. All of the issued and outstanding shares of common stock of CNG Power are owned by Consolidated. CNG Power (then called CNG Trading Company) was organized by Consolidated pursuant to Commission order dated February 27, 1987, HCAR No. 24329, File No. 70-7225. These shares would be transferred as a capital contribution to Energy Services, thereby making CNG Power a wholly-owned subsidiary of Energy Services. Currently the management of CNG Power report to the chief executive officer of Energy Services. To make CNG Power a direct subsidiary of Energy Services would thus make the Energy Services Group corporate organization chart agree with its managerial structure.

	(5) CNG STORAGE SERVICE COMPANY BECOMES SUBSIDIARY OF ENERGY SERVICES. Consolidated was authorized to form CNG Storage Service Company ("CNG Storage") by Commission order dated May 13, 1991, HCAR No. 25311, File No. 70-7729. All of the issued and outstanding common stock of CNG Storage Service Company ("CNG Storage") would be transferred by Consolidated as a capital contribution to Energy Services, thereby making CNG Storage a wholly-owned subsidiary of Energy Services. This would cause the natural gas storage business of CNG Storage to be at the proper supervisory level in the Energy Services Group structure.

	Exhibit G consists of the Energy Services Group organization charts before and after the proposed restructuring.


AUTHORIZATIONS REQUESTED

	The following authorizations are hereby requested.

	1. For Energy Services to transfer its ownership of all of the outstanding shares of common stock of CNG Products to Consolidated as a dividend.

	2. For CNG Power to transfer all of the assets of the Division to Consolidated as a dividend (the value of such dividend to be the net assets after adjusting for related liabilities) and for Consolidated to subsequently transfer such assets to CNG Products as a contribution to capital.

	3. For CNG Products to purchase from CNG Power all of the outstanding common stock of CNGT at net book value, and for CNG Products to obtain funds for such purchase through the sale of up to 220 shares of its common stock, $10,000 par value per share, to Consolidated at par.

	4. For CNG Power to transfer its ownership of all of the outstanding common stock of CNG Market Center to Consolidated as a dividend.

	5. For Consolidated to transfer its ownership of all of the outstanding shares of common stock of CNG Storage to Energy Services as a contribution to capital.


RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. Consolidated believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	Fifty percent of Consolidated's retained earnings as of September 30, 1995 was $634,048,000. Consolidated does not own any interests in a FUCO. Consolidated's aggregate investment (as defined in Rule 53(a)(l)(i)) in EWGs as of the date of filing of this Application-Declaration is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(l).
	Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request.
	It is anticipated that a minimal number of employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies, thereby satisfying Rule 53(a)(3).
	All Form U-1 filings seeking authority to finance EWGs, together with related filings of Rule 24 and Item 9 of Form U5S, have been, or will be, submitted to the public utility commissions of the states having jurisdiction over the rates of the public-utility companies in the CNG System, thereby satisfying Rule 53(a)(4).
	None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

     (b) Describe briefly, and where practicable state the approximate amount of any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or declarant or any affiliate of any such associate company.


     None except as set forth in Item 1.(a) above.


     (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.


     Inapplicable.


     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.


     Inapplicable.

Item 2.  Fees, Commissions and Expenses

     (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Energy Services in connection with the herein proposed transactions will consist of the $2,000 filing fee under the Act, $8,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this Application and other documents, and $2,000 for miscellaneous other expenses.


     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

     The charges of Service Company in connection with the preparation of this

Application on Form U-1 and other related documents and papers required to consummate the proposed transactions are included in the above.


Item 3.  Applicable Statutory Provisions

     (a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

     Section 6(a) and 7 and Rule 43 apply to the sale and issuance of up to 220 shares of its common stock by CNG Products to Consolidated.

     Sections 9, 10(a) and 12(f) and Rule 45 are believed to be applicable to the following proposed transactions:

	The (i) acquisitions by Consolidated of (a) the common stock of CNG Market Center from CNG Power, (b) the common stock of CNG Products from Energy
Services and up to 220 additional shares of common stock of CNG Products to fund such company's acquisition of the common stock of CNGT, and
	(c) the assets of the Division from CNG Power; and (ii) the capital contributions by Consolidated of (y) the Division assets to CNG Products and (z) the CNG Storage common stock to Energy Services.

	The acquisition by Energy Services from Consolidated of the common stocks of CNG Storage and CNG Power.

	The acquisition by CNG Products of (i) the outstanding common stock of CNGT from CNG Power and (ii) the assets of the Division from Consolidated.

     To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.


     (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.


     Not applicable.

Item 4.  Regulatory Approval

     (a) State the nature and extent of the jurisdiction of any state commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

      No state commission or Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transaction.


     (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

     Not applicable.


Item 5.  Procedure

     (a) State the date when Commission action is requested. If the date is less then forty (40) days from the date of the original filing, set forth the reasons for acceleration.

     It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before January 31, 1996.


     (b) State (i) whether there would be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and
(iv) whether there should be a thirty (30) day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction. The Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements

     The following exhibits and financial statements are made a part of this statement:

     (a)  Exhibits

      A-1  The certificates of incorporation of CNG Power, CNG Market
            Center, and CNG Storage as filed as exhibits to Consolidated's Form U5S, File No. 30-203, are hereby incorporated by reference. The certificate of incorporation of CNG Products, as amended, is filed herewith.

      A-2 The by-laws of the companies listed in A-1 above as filed as exhibits to Consolidated's Form U5S, File No. 30-203, are hereby incorporated by reference. The by-laws of CNG Products is filed herewith.

      F-1  Opinion of Counsel for Consolidated, Energy Services and CNG
            Special Products.
           (To be filed by amendment)

      G Charts depicting the Energy Services Group before and after proposed restructuring.

      O    Proposed Notice pursuant to Rule 22(f).

     (b)  Financial Statements

     Financial statements are not submitted with respect to the authorizations requested herein due to the immaterial effect thereof on the Company's financial statements on a consolidated basis. However, Consolidated will furnish any financial information that the Commission shall request.


Item 7.  Information as to Environmental Effects

     (a) Describe briefly the environmental effects of the proposed transactions in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that purpose.


     As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the purchase and sale of securities and involve no major federal action significantly affecting the human environment.


     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.


     None.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Co. Act of 1935, the undersigned companies have duly caused this statement to be signed on their respective behalf by the undersigned thereunto duly authorized.


	CONSOLIDATED NATURAL GAS COMPANY




	By  D. M. Westfall
	    Senior Vice President and
	    Chief Financial Officer


	CNG ENERGY SERVICES CORPORATION
	CNG PRODUCTS AND SERVICES, INC.



	By   N. F. Chandler
	     Their Attorney
Date:  December 19, 1995